Exhibit 11

Healthways, Inc. Earnings Per Share Reconciliation November 30, 2006 (Unaudited) (In thousands, except earnings per share data)

The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share:

	Three Months Ended November 30,

	2006	2005

Numerator:
Net income - numerator for basic earnings per share	$11,834	$6,456
Effect of dilutive securities	—	—

Numerator for diluted earnings per share	$11,834	$6,456

Denominator:
Shares used for basic earnings per share	34,627	33,961
Effect of dilutive stock options and awards	1,981	2,012

Shares used for diluted earnings per share	36,608	35,973

Earnings per share:
Basic	$0.34	$0.19

Diluted	$0.32	$0.18